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                     Filed by U.S. Home & Garden Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
                     Subject Company:    U.S. Home & Garden Trust I
                                         Commission File No.: 333-102296-01

[LOGO]
[U.S. HOME & GARDEN INC.]

September 3, 2003

Dear Trust Preferred Security Holder:

By now you should have received a copy of the Proxy Statement/Prospectus regarding the upcoming special meeting of trust preferred security holders of U.S. Home & Garden Trust I to be held on September 16, 2003.

According to our latest records, we have not received your vote. At the meeting, holders of 9.4% cumulative trust preferred securities are being asked to vote on proposed amendments to the trust securities which are necessary to complete a proposed sale of assets of the material subsidiaries of U.S Home & Garden Inc.

As you know, the special meeting that had been scheduled to take place on June 27, 2003 was adjourned because the terms of the proposed asset sale were significantly revised and new meeting and record dates were set. The revised terms include a reduction in the purchase price to be paid by Easy Gardener Products and, more importantly to the trust preferred holders, a reduction in the amount of borrowings by Easy Gardener Products.

Approval of the amendments requires the affirmative vote of a majority of the trust preferred securities outstanding. Please note that even if you voted your shares in connection with the previously scheduled meeting, we are asking that you once again vote your shares. If you fail to vote, or abstain from voting, it will have the same effect as a vote against the proposed amendments.

Your vote is very important, no matter how many or how few shares you may own. If you have not yet voted, please vote TODAY by telephone, by Internet, or by signing, dating and returning the enclosed form of proxy in the postage-paid envelope provided.

Thank you very much for your support.

Sincerely,


/s/ Robert Kassel
Robert Kassel
President and Chief Executive Officer


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                                IMPORTANT NOTE:

               Remember, you may vote by telephone or Internet --
        Simply follow the easy instructions on the enclosed voting form.

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor:

                           INNISFREE M&A INCORPORATED
                           TOLL-FREE at 1-888-750-5834

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            655 Montgomery St., Suite 830 o San Francisco, CA 94111
                     o (415) 616-8111 o FAX (415) 616-8110